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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Amendment No. 3

METROCALL, INC.

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(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

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(Title of Class of Securities)

591647102

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(CUSIP Number)

ROBERT S. FEIT, ESQ.

ASSISTANT SECRETARY

AT&T CORP.

295 NORTH MAPLE AVENUE

BASKING RIDGE, N.J. 07920

(908) 221-2000

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2001

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

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CUSIP NO. 591647102                                                            Page 2 of 11

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1         NAME OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          AT&T CORP.

          I.R.S. IDENTIFICATION NO. 13-4924710

          GLOBAL CARD HOLDINGS INC. (ITS WHOLLY-OWNED SUBSIDIARY)

          I.R.S. IDENTIFICATION NO. 31-1539886

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) [ ]

                                                                                     (b) [ ]

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3         SEC USE ONLY                                                                  [ ]

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4         SOURCE OF FUNDS

                    WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

          PURSUANT TO ITEMS 2(d) OR 2(e)                                                [ ]

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6         CITIZENSHIP OR PLACE ORGANIZATION

               AT&T CORP.: NEW YORK

               GLOBAL CARD HOLDINGS INC.: DELAWARE

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                    7    SOLE VOTING POWER

NUMBER OF                  -0-

                    ---------------------------------------------------------------------

 SHARES             8    SHARED VOTING POWER

                           13,250,000

BENEFICIALLY        ---------------------------------------------------------------------

                                 9    SOLE DISPOSITIVE POWER

OWNED BY EACH              -0-

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REPORTING PERSON    10   SHARED DISPOSITIVE POWER

                            13,250,000

    WITH

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,250,000

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

          SHARES                                                                        [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.7%

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14        TYPE OF REPORTING PERSON

               CO

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          This Amendment No. 3 amends the Statement on Schedule 13D relating to shares of Common Stock, $.01 par value ("Common Stock"), of Metrocall, Inc., a Delaware corporation (the "Issuer"), that was filed on February 14, 2000 by AT&T Corp., a New York corporation ("AT&T"), and its then wholly-owned subsidiary, AT&T Wireless Services, Inc., a Delaware corporation ("Wireless"), as amended by Amendment No. 1 thereto filed by AT&T and Wireless on February 28, 2000, and as amended by Amendment No. 2 thereto filed by AT&T Corp. and Wireless on March 24, 2000.

ITEM 2. IDENTITY AND BACKGROUND.

          This Amendment No. 3 to the Statement on Schedule 13D is being filed by AT&T and its wholly-owned subsidiary, Global Card Holdings Inc., a Delaware corporation ("Global," and collectively with AT&T, the "Reporting Persons"). AT&T is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of Global Card Holdings Inc. are located at Suite 201, 7979 East Tufts Avenue, Denver Colorado 80237.

          The name, business address and present principal occupation or employment of each director and executive officer of AT&T are set forth in Schedule I hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

          The name, business address and present principal occupation or employment of each director and executive officer of Global are set forth in Schedule II hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

          During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 2, 2000, Wireless and the Issuer entered into a Securities Exchange Agreement (the "Exchange Agreement") pursuant to which Wireless agreed to exchange 10,378 shares of Series C Convertible Preferred Stock of the Issuer (the "Series C Shares") for certain securities of the Issuer. The closing under the Exchange Agreement occurred on March 17, 2000, at which the Issuer issued 13,250,000 shares of Common Stock (the "Metrocall Shares") to Wireless in exchange for the Series C Shares.

          McCaw Communications Companies, Inc., a Washington corporation wholly owned by Wireless ("McCaw"), acquired 9,500 of the Series C Shares from the Issuer on October 1, 1998, in partial consideration of the sale to the Issuer of the Messaging Division of Wireless. The remaining Series C Shares were issued in lieu of dividends payable on the Series C Convertible Preferred Stock. Subsequent to the sale of the Messaging Division, McCaw transferred all of the Series C Shares held by it to Wireless in an intercompany transfer.

          On June 19, 2001, Wireless sold the Metrocall Shares to Global for a purchase price of $1,192,500.00, which Global paid out of working capital. As a result of this purchase, Global became the beneficial owner, and Wireless ceased to be the beneficial owner, of more than five percent of the Common Stock.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) Global is the beneficial owner of the Metrocall Shares. The Metrocall Shares represent approximately 14.7% of the total number of shares of Common Stock reported by the Issuer as issued and outstanding in its most recent quarterly report on Form 10-Q. AT&T, as the parent of Global, may be deemed to beneficially own the Metrocall Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule  I or Schedule II hereto beneficially owns any shares of Common Stock or other securities of the Issuer.

          (b) Global Card and AT&T, as its parent, share the power to vote or to direct the voting of, and the power to dispose of, or to direct the disposition of, the Metrocall Shares.

          (c) Except as otherwise set forth herein, neither Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II hereto, has executed transactions in the Common Stock during the past 60 days.

          (d) Except for the Reporting Persons, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Metrocall Shares.

          (e) Following the transfer of the Metrocall Shares to Global on June 19, 2001, Wireless was not the beneficial owner of any Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

        TO SECURITIES OF THE ISSUER.

          Global purchased the Metrocall Shares from Wireless on June 19, 2001. In connection with this purchase, Wireless assigned to Global all of the rights of Wireless, and Global assumed all of the obligations of Wireless, under the Exchange Agreement.

          Under the Exchange Agreement, Global will be obligated not to sell, transfer or otherwise dispose of any of the Metrocall Shares, except as follows:

          (a) Global may sell all or any portion of the Metrocall Shares at any time or times in one or more privately negotiated sales to any person or group that is not a "Restricted Person," so long as Global and the transferee comply with the following:

               (i) Prior to consummating any such sale, Global must give written notice to the Issuer specifying the number of Metrocall Shares that Global desires to sell. For a period of five business days following such notice, the Issuer will have the exclusive right to negotiate with Global with respect to the purchase of such Metrocall Shares by the Issuer or its nominee. Global will have the right to reject any offer made by the Issuer or its nominee during such period. If no such offer is made and accepted prior to the expiration of such period, Global will have the right for a period of three months following expiration of such period to offer and sell such Metrocall Shares on such terms and conditions as shall be acceptable to Global.

               (ii) The transferee of such Metrocall Shares must consent in writing to be bound by the provisions of the Exchange Agreement.

The term "Restricted Person" generally means (A) any entity with annual revenues in excess of $500 million and a market capitalization of $500 million that is principally engaged in the business of providing telecommunications services, and (B) any beneficial owner of 5% or more of the issued and outstanding Common Stock (other than certain beneficial owners that report such holdings on Schedule 13G), or $25 million or more in principal amount of the outstanding debt, of Arch Communications Group, Inc., Weblink Wireless, Inc., Paging Network, Inc. or any entity described in the preceding clause (A).

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          (b) At any time or times, Global may make a public sale of all or any portion of the Metrocall Shares, subject to the following:

               (i) The aggregate number of shares of Common Stock sold during each period shown in the following table (a "Period") cannot exceed the sum of (A) the number of shares indicated in the table for that Period, plus (B) the number of shares that could have been but were not publicly sold during any prior Period (the number of shares determined by such sum for any Period is referred to as the "Permitted Period Shares"):

Period                                   Permitted Sales

3/17/2001 - 9/16/2001                    2,650,000 shares

9/17/2001 - 3/16/2002                    2,650,000 shares

3/17/2002 - 9/16/2002                    2,650,000 shares

On or after 9/17/2002                    5,300,000 share

               (ii) Prior to making any such sale in any Period, Global must notify the Issuer of its intention to do so. For a period of five business days following such notice, the Issuer will have the option to conduct an underwritten offering of all of the Permitted Period Shares pursuant to a registration statement under the Securities Act of 1933, as amended (the "Securities Act"). The number of shares to be included in the registration statement may be reduced to the extent that the managing underwriter determines that inclusion of the shares would adversely affect the marketing of the offering, but the reduction must apply first to any persons other than Global whose shares are to be included in such registration.

          (c) Global may sell, transfer or otherwise dispose of all or any portion of the Metrocall Shares pursuant to a tender offer, merger, sale of all or substantially all the Issuer's assets or any similar transaction that offers each holder of Common Stock (other than, if applicable, the person proposing such transaction and its affiliates) the opportunity to dispose of Common Stock for the same consideration or otherwise contemplates the acquisition of Common Stock beneficially owned by each such holder for the same consideration.

          (d) Global may sell, transfer or otherwise dispose of all or any portion of the Metrocall Shares upon the occurrence of a change of control which causes the holder and/or its affiliates to receive an attributable interest in any radio spectrum or FCC service with respect to which the FCC or applicable law imposes a spectrum cap, multiple ownership restriction, or other material limitation.

          In connection with the purchase of the Metrocall Shares by Global, Wireless assigned to Global all of the rights of Wireless, and Global assumed all of the obligations of Wireless, under the Registration Rights Agreement dated March 17, 2000. Under the Registration Rights Agreement, the Issuer has (a) filed a shelf registration statement under the Securities Act for resale of the Metrocall Shares, and (b) agreed to use all its reasonable efforts to maintain the effectiveness of the registration statement until all of the Metrocall Shares have either been sold or are eligible for resale under Rule 144 under the Securities Act without regard to the volume limitations of Rule 144(e).

          The summary of the Exchange Agreement and the Registration Rights Agreement contained in this Schedule 13D is qualified in its entirety by reference to the text of such documents, which are filed as exhibits hereto and are hereby incorporated by reference herein in their entirety.

          Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I or Schedule II hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Securities Exchange Agreement dated as of February 2, 2000 between Metrocall, Inc. and AT&T Wireless Services, Inc. (previously filed).

2. Registration Rights Agreement dated as of March 17, 2000 between Metrocall, Inc., AT&T Wireless Services, Inc. and McCaw Communications Companies, Inc. (previously filed).

3. Assignment of Rights, dated as of June 19, 2001 among AT&T Wireless Services, Inc., Global Card Holdings Inc., and Metrocall, Inc.

4. Joint Filing Agreement dated as of June 19, 2001 between AT&T Corp. and Global Card Holdings Inc.

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SIGNATURES

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2001

                                           AT&T CORP.

                                            By: /s/ Robert S. Feit_________________

                                              Name: Robert S. Feit

                                              Title: Assistant Secretary

                                            GLOBAL CARD HOLDINGS INC.

                                            By: /s/ Nicole Crighton_____________

                                              Name: Nicole Crighton

                                             Title: Vice President

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SCHEDULE I

          The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address or each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

Name                                                Title

C. Michael Armstrong                               ; Director Chairman of the Board and Chief

                                                    Executive Officer

Betsy J. Bernard                                    Executive Vice President; President and

                                                    Chief Executive Officer, AT&T Consumer

James W. Cicconi                                    General Counsel and Executive Vice

                                                    President - Law and Government Affairs

J. Michael Cook                                     Director; Retired Chairman of the Board

                                                    and Chief Executive Officer of Deloitte &

                                                    Touche LLP

Nicholas S. Cyprus                                  Vice President and Controller

Kenneth T. Derr                                     Director; Retired Chairman of the Board

                                                    of Chevron Corporation

David W. Dorman                                     President

Edward M. Dwyer                                     Vice President and Treasurer

M. Kathryn Eickhoff                                 Director; President of Eickhoff

                                                    Economics, Incorporated

George M. C. Fisher                                 Director; Retired Chairman of the Board

                                                    and Chief Executive Officer of Eastman

                                                    Kodak Company

Mirian M. Graddick-Weir                             Executive Vice President - Human

                                                    Resources

Amos B. Hostetter, Jr.                              Director; Chairman of the Board of Pilot

                                                    House Associates

Frank Ianna                                         Executive Vice President; President, AT&T

                                                    Network Services

Shirley A. Jackson                                  Director; President, Rensselaer

                                                    Polytechnic Institute

Richard J. Martin                                   Executive Vice President - Public

                                                    Relations and Employee Communications

Donald F. McHenry                                   Director; President of the IRC Group, LLC

David C. Nagel                                      President, AT&T Labs, and Chief

                                                    Technology Officer

Charles H. Noski                                    Senior Executive Vice President and Chief

                                                    Financial Officer

John C. Petrillo                                    Executive Vice President - Corporate

                                                    Strategy and Business Development

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Louis A. Simpson                                    Director; President and Chief Executive

                                                    Officer - Capital Operations of GEICO

                                                    Corporation

Daniel E. Somers                                    President and Chief Executive Officer,

                                                    AT&T Broadband

Michael I. Sovern                                   Director; President Emeritus and

                                                    Chancellor Kent Professor of Law at

                                                    Columbia University

Marilyn J. Wasser                                   Vice President - Law and Secretary

Constance K. Weaver                                 Vice President - Investor Relations and

                                                    Communications

Sanford I. Weill                                    Director; Chairman of the Board and Chief

                                                    Executive Officer of Citigroup Inc.

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SCHEDULE II

          The name and present principal occupation of each director and executive officer of Global Card Holdings Inc. are set forth below. The business address or each person listed below is c/o Global Card Holdings Inc., Suite 201, 7979 East Tufts Avenue, Denver Colorado 80237.

Name                                             Title

Nicole Crighton                                 Director, Vice President and Treasurer

Carol A. Lewis                                  Director, President and Secretary

M. A. Manniello                                 Director

Patrick A. Moletteri                            Director

C. Stephen Rosander                             Director

Shelly Rothenberg                               Director

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INDEX OF EXHIBITS

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3. Assignment of Rights, dated as of June 19, 2001 among AT&T Wireless Services, Inc., Global Card Holdings Inc., and Metrocall, Inc.

4. Joint Filing Agreement dated as of June 19, 2001 between AT&T Corp. and Global Card Holdings Inc.